SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

POLARITYTE, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

731094108
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 731094108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Brauser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 1,116,701
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 331,467
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,116,701
PERSON WITH	8	SHARED DISPOSITIVE POWER 331,467
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,448,168 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7% (based on 21,456,643 shares issued and outstanding as of January 14, 2019)
12	TYPE OF REPORTING PERSON* IN

(1).
Includes 464,505 shares of common stock held by Michael Brauser; 303,601 shares of common stock held by Grander Holdings, Inc. 401K (“401K”), (ii) 652,196 shares of common stock held by Michael & Betsy Brauser Tenants by Entirety (“TBE”) and (iii) 27,866 shares of common stock held by Betsy & Michael Brauser Charitable Family Foundation (the “Foundation”). Mr. Brauser is the Trustee of 401K and Chairman of the Foundation and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities. Mr. Brauser and his wife, Betsy Brauser, jointly hold the securities held by TBE. As a tenant by entirety with Mrs. Brauser, Mr. Brauser holds voting and dispositive power over the securities jointly held.

Item 1(a).
Name of Issuer:

PolarityTE, Inc., a Delaware corporation (“Issuer”)

Item 1(b).
Address of Issuer's Principal Executive Offices:

1960 S 4250 W, Salt Lake City, UT 84104

Item 2(a).
Name of Person Filing.

This statement is being filed by Michael Brauser, 401K, Foundation and TBE (collectively, the “Reporting Persons”).

Item 2(b).
Address of Principal Business Office or, if None, Residence.

The Reporting Persons’ business address is 2650 N Military Trail, Suite 300, Boca Raton, FL 33432.

Item 2(c).
Citizenship.

United States/Florida.

Item 2(d).
Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).
CUSIP Number.

731094108

Item 3.
Type of Person

Not applicable.

Item 4.
Ownership.

(a) Amount beneficially owned: 1,448,168
(b) Percent of class: 6.7% (based on 21,456,643 shares issued and outstanding as of January 14, 2019)
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,116,701
(ii) Shared power to vote or to direct the vote: 331,467
(iii) Sole power to dispose or to direct the disposition of: 1,116,701
(iv) Shared power to dispose or to direct the disposition of: 331,467

Item 5.
Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.
Identification and Classification of Members of the Group.

Not applicable.

Item 9.
Notice of Dissolution of Group.

Not applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2019	/s/ Michael Brauser
Michael Brauser

Dated: February 21, 2019	GRANDER HOLDINGS INC. 401K

	By:	/s/ Michael Brauser
Michael Brauser, Trustee

Dated: February 21, 2019	BETSY & MICHAEL BRAUSER CHARITABLE FAMILY FOUNDATION

	By:	/s/ Michael Brauser
Michael Brauser, Trustee

Dated: February 21, 2019	MICHAEL & BETSY BRAUSER TENANTS BY ENTIRETY

	By:	/s/ Michael Brauser
Michael Brauser

	By:	/s/ Betsy Brauser
Betsy Brauser